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                     May 1, 2020

       Joseph Gilliam
       Chief Financial Officer
       Glaukos Corporation
       229 Avenida Fabricante
       San Clemente, CA 92672

                                                        Re: Glaukos Corporation
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            Filed March 2, 2020
                                                            File No. 001-37463

       Dear Mr. Gilliam:

              We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Life Sciences